TIGER JIUJIANG MINING, INC.

August 7, 2013

Division of Corporation Finance,
Securities & Exchange Commission,
100 F Street, N.E., Washington, D.C. 20549

Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Dear Sirs:

Re: Tiger Jiujiang Mining, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2013
File Number 000-54567

We have reviewed your letter dated August 1, 2013, and have the following comments and observations.

We had been notified by Gruber & Co., LLC (“Gruber”) in early July as to the termination of its registration by the PCAOB and in the intervening period have had discussions with three independent accounting firms with the intent of replacing Gruber in a timely manner. We concluded discussions with Li & Co., PC of Skillman, NJ and have filed a Form 8-K formalizing the change of accountants, along with the reasons for the change this day.

Your letter states that we may no longer use Gruber’s audit reports or consents in our filings which we fully understand and agree with as evidenced by our efforts to retain a new independent accountant prior to notification by the SEC. However, we respectively disagree with the SEC on the position of re-auditing the last fiscal year. This is based on the fact the year end was February 28, the audit opinion letter was dated May 20 and the 10-K was filed on May 29 well in advance of when even Gruber knew what the outcome of the PCAOB investigation would be. In addition, the Gruber issue arises out of 2007 and 2008 audits of other corporations. Therefore, we believe there should either be no need for a re-audit OR there should be re-audits of only the years in question under the PCAOB’s investigation which, in this case, does not impact Tiger as the Corporation was not incorporated until January 10, 2010.

In addition, the decision of re-audit does not appear just; Tiger completed its audit in good faith as did Gruber whom we believe did not expect this final action by the PCAOB. Further, the SEC’s decision is a retroactive one which financially penalizes Tiger which is already an aggrieved party. Finally, a re-audit is not likely to provide a potential investor with any better or different information. As to the current year, yes, we agree that the Q needs to be reviewed by a new independent accountant and that a new auditor has now been appointed and who will review the last quarter dated May 31, 2013; in the event, they find inadequacies or errors, Tiger will file and amended 10-Q with the appropriate explanation.

We, therefore, respectfully request that the requirement for a re-audit of the last fiscal year be rescinded.

Yours truly,
TIGER JIUJIANG MINING, INC.

       /s/       “Chang Ya-Ping”

Chang Ya-Ping
President

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com